UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-16163

(Check One):

[ ] Form 10-K and Form 10-KSB   [X] Form 11-K

[ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Acxiom Corporation Retirement Savings Plan

Former Name if Applicable: N/A

Address of principal executive office: 1 Information Way
City, State and Zip Code   Little Rock, AR 72202

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-AQSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Acxiom Corporation contacted KPMG LLP to request an audit of the Retirement Savings Plan on June 3, 2002, following the dismissal of Arthur Andersen LLP as Acxiom's auditors. KPMG is performing the audit but has not had adequate time to complete their work. Information necessary to complete the audit has not been received by KPMG from the Trustee of the Plan, T. Rowe Price.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Jefferson D. Stalnaker	501-342-1000
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acxiom Corporation Retirement Savings Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Retirement Savings Plan

Date: July 1, 2002   By:___/s/ Jefferson D. Stalnaker_____
                                         Jefferson D. Stalnaker
                                         Financial Operations Leader
                                         (Principal Accounting Officer)